February 17, 2011

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Masergy Communications, Inc.

Registration Statement on Form S-1 (File No. 333-170229)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Masergy Communications, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the entire above-described Registration Statement on Form S-1, including all amendments and exhibits thereto (the “Registration Statement”).

At this time, due to the current pricing environment for initial public offerings, the Company has determined not to proceed with the proposed offering. The Registration Statement was not declared effective and no securities were sold in connection with the proposed offering.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. In addition, in accordance with paragraph (p) of Rule 457, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company further requests the withdrawal of its Registration Statement under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-35082) concurrently with the withdrawal of the Registration Statement to which it relates.

Please direct any comments or questions to Thomas R. Nelson of Miller, Egan, Molter & Nelson LLP at (512) 505-4184.

Sincerely, MASERGY COMMUNICATIONS, INC. /s/ Royce Holland Royce Holland Executive Chairman